UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Further to the Relevant Event published on August 7, 2019, with registration number at the Spanish CNMV 281163, BBVA informs that, as of today, after obtaining all required authorizations, BBVA has completed the sale to Banco GNB Paraguay, S.A., an affiliate of Grupo Gilinski, of its direct and indirect shareholding stake of 100% share capital in Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”).

The consideration received by BBVA, as a consequence of the referred sale, amounts to approximately 250 million USD. The transaction results in a capital loss of approximately 9 million euros1 net of taxes and in a positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 6 basis points2. These impacts will be recorded in BBVA Group´s first quarter financial statements for FY 2021.

Madrid, January 22, 2021

[1]	EUR/USD exchange rate for the impact on the financial results of 1.185.
[2]	The determination of the impact on Common Equity Tier 1 was made taking into consideration the group’s financial statements as of september 2020 and a EUR/Guaraní exchange rate of 8,442.534.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 22, 2021	By:	/s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A